Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction
43642 Yukon Inc.	Yukon Territory, Canada
A.L. Wizard, Inc.	Delaware
Credit Interfaces, Inc.	California
eReal Estate Integration, Inc.	California
LeaseStar LLC	Delaware
MTS Connecticut, Inc.	Delaware
MTS Minnesota, Inc.	Delaware
MTS New Jersey, Inc.	Delaware
Multifamily Internet Ventures, LLC	California
Multifamily Technology Solutions, Inc.	Delaware
OpsTechnology, Inc.	Delaware
Propertyware, Inc.	California
RealPage Forms LLC	Delaware
RealPage India Holdings, Inc.	Delaware
RealPage India Private Limited	India
RealPage Payment Processing Services, Inc.	Nevada
RealPage Philippines Holdings LLC	Delaware
RealPage (Philippines) Inc.	Philippines
Rent Mine Online Inc.	Delaware
RP Newco LLC	Delaware
RP Newco II LLC	Delaware
RP Newco V LLC	Delaware
RP Newco VI LLC	Delaware
Senior-Living.com, Inc.	Delaware
Starfire Media, Inc.	Delaware